LAZARD ALTERNATIVE STRATEGIES 1099 FUND

30 Rockefeller Plaza

New York, New York 10112

January 11, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Deborah O’Neal-Johnson

Re:   Lazard Alternative Strategies 1099 Fund
Post-Effective Amendment No. 1 to the Registration Statement on Form N-2
File Nos.: 333-175797 and 811-22590

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 be accelerated so that it will be declared effective on January 15, 2013 or as soon as practicable thereafter.

Please notify Karen Spiegel, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2192, as soon as possible as to the time the Post-Effective Amendment No. 1 to the Registration Statement has been declared effective pursuant to this acceleration request.

LAZARD ALTERNATIVE STRATEGIES 1099 FUND

By: /s/ Tamar Goldstein

Name: Tamar Goldstein

Title: Assistant Secretary

LAZARD ASSET MANAGEMENT SECURITIES LLC

By: /s/ Brian Simon

Name: Brian Simon

Title: Chief Compliance Officer